Confidential Treatment Requested

by Adaptimmune Therapeutics plc

April 17, 2015

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

David S. Bakst

Direct Tel +1 212 506 2551
Direct Fax +1 212 849 5551

dbakst@mayerbrown.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN REPLACED IN THIS LETTER AS FILED WITH EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE LETTER FILED SEPARATELY WITH THE COMMISSION FOR EASE OF IDENTIFICATION.

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Mr. Jeffrey Riedler
                                                                                                Ms. Tara Keating Brooks
                                                                                                Mr. Mark Brunhofer
                                                                                                Ms. Keira Nakada

RE:  Adaptimmune Therapeutics plc
Registration Statement on Form F-1

File No. 333-203267

CIK No. 0001621227

Ladies and Gentlemen:

We are submitting this letter supplementally to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on behalf of our client, Adaptimmune Therapeutics plc, a public limited company (the “Company”),  with respect to the Company’s Registration Statement on Form F-1 (File No. 333-203267) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2015.  Reference is also made to comment no. 12 contained in the letter from the Staff of the Commission in its letter dated March 4, 2015 addressed to Mr. James J. Noble, with respect to the initial draft of the Registration Statement confidentially submitted on February 5, 2015 and to comment no. 9 contained in the letter from the Staff of the Commission in its letter dated April 1, 2015 addressed to Mr. James J. Noble, with respect to amendment no. 1 to the draft of the Registration Statement confidentially submitted on March 17, 2015 (together, the “Comment Letters”).  Consistent with the share numbers and financial statements presented in the Registration

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

Statement, the share numbers and the proposed initial public offering (“IPO”) prices per share are stated on a one-for-100 basis pursuant to the Company’s corporate reorganization.

The Company has taken into consideration guidance and market data that have been received in April 2015 from its underwriting team.  Based on this input and current market conditions, as well as additional input from the Company’s Board, the Company has estimated an IPO price range which will be filed prior to the commencement of marketing.  Following review by the Board of Adaptimmune at a meeting held on April 15, 2015, the Company anticipates a preliminary IPO price range for the offering of between £[***] and £[***] per share or $[***] and $[***]. This IPO price range reflects a fully diluted pre money equity valuation for the Company of between approximately £[***] to £[***] (or approximately $[***] to $[***]).  The Company respectfully submits to the Staff that prior to April 2015, the Company believes that it had not had sufficient discussions with its underwriting team regarding a preliminary IPO price range in order to have a complete basis for determining with confidence an IPO price that differed from that used in the various calculations discussed below.

The Company respectfully submits to the Staff that the data on IPOs over the last two years, support the judgment the Company applied regarding the IPO valuation potential for companies in the biopharmaceutical industry which the Company used to calculate the fair value of its ordinary shares at the relevant dates as set out in more detail in this letter and in Exhibit A hereto, most notably that:

•                  the mean and median pre money equity valuations at IPO were below $300 million for this period;

•                  as of the relevant grant dates, only four IPOs had launched with preliminary price ranges implying mid point equity values of over $425 million since 2013; and

•                  the typical step up between the last private financing and the equity valuation at the launch of the IPO was between 1.5X to 2.0X.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.  While the price range the Company will set forth in a pre-effective amendment to the Registration Statement will be expressed in US dollars and in terms of American Depositary Shares (“ADSs”), the Company respectfully submits that the foreign currency conversion and ADS ratio have no material impact on the analysis set forth herein.

As requested in comments no. 12 and no. 9 to the Comment Letters, this letter is being furnished in order to provide the Staff with a quantitative and qualitative analysis explaining the difference between the estimated offering price for the offering contemplated by the Registration Statement and the fair value of recent equity issuances.

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

Determining the Fair Value of Share Options Prior to the IPO

As disclosed in the Registration Statement, the Company has historically determined the fair value of its ordinary shares on each option grant date based on a variety of factors. The Company determined that the fair value of its ordinary shares increased from £0.14 per share as of March 31, 2014 to £0.39 per share at the December 19, 2014 valuation date.  In addition, as disclosed in the Registration Statement, the Company granted additional options in March 2015 and while the Registration Statement is not required to and does not contain financial statements as of March 31, 2015, the Company determined that the fair value of its ordinary shares increased to £[***] per share at the March 2, 2015 valuation date. The following discussion describes the reasons for the increases in the fair value of the Company’s ordinary shares over this period.  All per share figures set forth herein reflect the exchange by holders of each of the Series A preferred shares and ordinary shares of Adaptimmune Limited for newly issued Series A preferred shares and ordinary shares of the Company (when it was operating under the Adaptimmune Therapeutics Limited name) on a one-for-100 basis as described in the Registration Statement under “Corporate Reorganization”. The Company will revise the share numbers in the share valuation discussion set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement to reflect this one-for-100 share exchange.

Period to April 30, 2014.  Between March 31, 2014 and April 30, 2014, the Company(1) issued 5,567,700 options over its ordinary shares at an exercise price of £0.1120 per share. The Company determined that the fair value of its ordinary shares was £0.14 per share as of March 31, 2014 based on the subscriptions by some of the Company’s shareholders and Immunocore Limited to ordinary shares on that date at that price.  Subsequently, the Company commissioned and, on January 30, 2015, received a retrospective independent valuation analysis of its ordinary shares as at March 31, 2014. That valuation analysis used a market approach and applied a combination of the Option Pricing Model (“OPM”) and the probability-weighted return methodology (“PWERM”) to derive the fair value of the Company’s ordinary shares. In that valuation the Company considered the probability of an IPO scenario (a 20% probability which would require an additional financing round) compared to a staying private scenario (80%) and the likely market value of the Company in each scenario. It also factored in both the illiquidity of the current stock and the time value of money to a potential liquidity event.

(1) All references in this letter to the Company are to (i) Adaptimmune Limited and its subsidiary prior to the acquisition of Adaptimmune Limited by Adaptimmune Therapeutics Limited, (ii) Adaptimmune Therapeutics Limited and its subsidiaries after the acquisition of Adaptimmune Limited by Adaptimmune Therapeutics Limited, and (iii) Adaptimmune Therapeutics plc and its subsidiaries after the re-registration of Adaptimmune Therapeutics Limited as a public limited company.

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

The March 31, 2014 valuation analysis resulted in a valuation of the Company’s ordinary shares of £[***] per share which the Company believes is consistent with the determination that the fair value of its ordinary shares was £0.14 per share as of March 31, 2014. The Company has therefore continued to use the more conservative £0.14 per share value in calculating share based compensation expense under IFRS 2 for the option grants at this time.

The low valuation at that point is consistent with the position of the Company in March 2014 including, the early stage of its product candidate development, its challenging liquidity position, financing history and lack of major life science focused investors, its lack of a strategic collaboration partner. Please see Exhibit A attached hereto for additional details on this valuation and the relevant assumptions.

Period from May 1, 2014 to December 31, 2014.  In June 2014, the Company announced a strategic collaboration with GSK.  In September 2014, the Company closed on the sale of its Series A preferred shares at £0.3557 per share raising over $103 million from a group of internationally renowned top tier life sciences investors. In October 2014, the Company announced the release of interim results from a pilot clinical trial which used a patient’s own genetically altered T cells to attack synovial sarcoma cells.  The preliminary results, presented by the study investigator for the first time at the Connective Tissue Oncology Society’s (CTOS) annual meeting in Berlin raised the Company’s profile significantly, especially since the results were in a solid tumor.  The Company viewed the presentation of these results, the  strategic collaboration with GSK and the completion of the Series A financing as significant milestones in the Company’s development.

The Company did not perform a valuation of its ordinary shares in September 2014 when the Company completed the sale of its Series A preferred shares. However, using the same methodologies that were employed in the other valuations the Company commissioned results in a fair value of £[***] per share at September 23, 2014 representing a [***]% discount to the price at which the Series A preferred shares were sold and a [***]% discount to the £0.39 per share valuation in December referred to below.  Please see Exhibit A attached hereto for additional details on this valuation and the relevant assumptions.

In December 2014, the Company issued 10,710,000 options over its ordinary shares at an exercise price of £0.3557 per share.  The Company needed to issue these options in 2014 to incentivize and retain its growing employee base.  At the time, the Company believed that £0.3557 was the highest potential valuation of its ordinary shares because in the Series A financing (which closed less than three months previously) this was the value of the preferred shares. However, the Company commissioned and, on January 30, 2015, received, a retrospective independent valuation analysis of its ordinary shares as at December 19, 2014. That valuation analysis used a market approach and applied a combination of the OPM and the PWERM to derive the fair value of the Company’s ordinary shares. In that valuation the Company considered the probability of an IPO scenario (60% and now not requiring further financing) compared to a staying private scenario (40%) and the likely market value of the Company in each scenario. It also factored in both the illiquidity of the current shares and the time value of money to a potential liquidity event. In addition the valuation in the stay private scenario accounted for the incremental valuation of the preferred shares.

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

Based on this report, the Company’s Audit Committee determined that the fair value of its ordinary shares was £0.39 per share as of December 19, 2014 and the Company believes that the fair value of its ordinary shares remained unchanged throughout December 2014.  Although this was not materially different than the exercise price of the options granted in December (of £0.3557), nevertheless the Company used the more conservative valuation of £0.39 in calculating share based compensation expense under IFRS 2 for the option grants at this time.  Please see Exhibit A attached hereto for additional details on this valuation and the relevant assumptions.

Period from January 1, 2015 to March 31, 2015.  In March 2015, the Company significantly enhanced its board and management team through the appointment of a new Chief Financial Officer and a Chief Medical Officer and a new non-executive director, all with significant industry experience. The Company commissioned and received on March 9, 2015, a contemporaneous independent valuation analysis of its ordinary shares as at March 2, 2015. That valuation analysis used a market approach and applied a combination of the OPM and the PWERM to derive the fair value of the Company’s ordinary shares. In that valuation the Company considered the probability of an IPO scenario (70%) compared to a staying private scenario (30%) and the likely market value of the Company in each scenario. It also factored in both the illiquidity of the current shares and the time value of money to a potential liquidity event. In addition the valuation in the stay private scenario accounted for the incremental valuation of the preferred shares.

Based on that result as well as consideration of other qualitative factors, the Company’s Board of Directors determined that the fair value of the Company’s ordinary shares was £[***] per share throughout March 2015. As disclosed in the Registration Statement, the Company granted options over 9,183,962 ordinary shares in March 2015 which options vest over a four-year period.  The Company believes that the fair value of its ordinary shares remained unchanged throughout March 2015 at the £[***] per share valuation that it received on March 2, 2015.  Please see Exhibit A attached hereto for additional details on this valuation and the relevant assumptions.

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

Impact on Financial Statements

The Company respectfully submits to the Staff that had the Company applied higher valuations for the fair value of its ordinary shares for the period ending December 31, 2014 which is the last period for which financial statements are included in the Registration Statement, the financial impact would not be material to the Company.  Specifically, the financial statement impact of using the midpoint of the proposed price range or £[***] per share for the calculation of share based compensation charge for the six month period ended December 31, 2014 would be to increase the expected loss for the period by an estimated £[***] which would translate into a basic and diluted loss per share for the period of approximately £[***] compared to a loss for the period of £[***] and a basic and diluted loss per share of £[***].  The Company respectfully submits that the amount of this increase would not be material from a financial reporting perspective or otherwise.

While the Company has not finalized the preparations of its financial statements for the period ending March 31, 2015 and is not required to and does not intend to include this information in the Registration Statement, the Company respectfully submits to the Staff that the financial statement impact of using the midpoint of the proposed price range or £[***] per share for the calculation of share based compensation charge for the nine month period ended March 31, 2015 would be to increase the expected loss for the period by an estimated £[***] which would translate into a loss per share for the period of approximately £[***].  While this amount could be material from a financial reporting point of view, the Company respectfully submits that it believes based on discussions with its shareholders and the lead underwriters for the offering that this amount in this context would not be material to investors in the IPO and beyond.

Initial Public Offering Price Range

The anticipated price range for the offering at launch was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its ordinary shares in connection with the March 2015 option grants as of March 16, 20, 23 and 31, 2015 of £[***] per share and the midpoint of the anticipated offering price range of £[***] per share. Specifically, the Company believes that the difference between the fair value of its ordinary shares determined as at the March 2, 2015 valuation date and the midpoint of the anticipated offering price range for the offering is primarily the result of the following factors and events:

•                  The anticipated price range for the offering is based only upon a scenario in which the Company completes the offering and is not probability weighted or time adjusted, in contrast to the Company’s prior valuations, which appropriately had to consider multiple potential outcomes, some of which would have resulted in a lower value of the Company’s ordinary shares than an IPO.

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

•                  The anticipated price range for the offering necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares, which was appropriately taken into account in the Company’s Board of Directors’ determination of the fair value of its ordinary shares in the prior valuations.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the closing of the offering would provide the Company with readier access to the public company equity markets. These projected improvements in the Company’s financial position influenced the increased equity valuation indicated by the midpoint of the anticipated price range.

•                  Since late 2014, the equity capital markets have been particularly receptive to IPOs conducted by biopharmaceutical companies, particularly companies focused on cancer immunotherapy, with several companies successfully pricing their IPOs.

•                  The price that investors may be willing to pay in the offering may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

The Company believes that the fair values determined by the Board of Directors for the ordinary shares underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s Board of Directors to consider all relevant factors in determining fair value at each valuation date.  The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

Please do not hesitate to contact me at (212) 560-2551, (212) 849-5551 (fax) or dbakst@mayerbrown.com if you have any questions regarding the forgoing or if I can provide any additional information.

Sincerely,

/s/ David S. Bakst

David S. Bakst

cc:	James J. Noble
Chief Executive Officer
Adaptimmune Therapeutics PLC

Confidential Treatment Requested

by Adaptimmune Therapeutics plc

[Exhibit A]

[***]